FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2015

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated May 7, 2015;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended March 31, 2015; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 3-Month Period ended March 31, 2015.

May 7, 2015

For immediate release

QUEBECOR INC. ANNOUNCES 40% INCREASE IN QUARTERLY DIVIDEND

AND REPORTS CONSOLIDATED RESULTS FOR FIRST QUARTER 2015

Montréal, Québec – Quebecor Inc. (“Quebecor” or “the Corporation”) today reported its consolidated financial results for the first quarter of 2015 and announced a 40% increase in its quarterly dividend. Quebecor consolidates the financial results of its Quebecor Media Inc. (“Quebecor Media”) subsidiary, in which it holds a 75.4% interest.

Highlights

First quarter 2015

➢	Revenues: $948.6 million, up $50.8 million (5.7%) from first quarter 2014.

➢	Adjusted operating income[1]: $339.0 million, up $4.3 million (1.3%).

➢	Net income attributable to shareholders: $29.4 million ($0.24 per basic share) in first quarter 2015, compared with $39.1 million ($0.32 per basic share) in the same period of 2014, down $9.7 million ($0.08 per basic share).

➢	Adjusted income from continuing operations[2]: $40.8 million ($0.33 per basic share) in first quarter 2015, compared with $44.3 million ($0.36 per basic share) in the same period of 2014, down $3.5 million ($0.03 per basic share).

➢	Quarterly dividend on the Corporation’s Class A Multiple Voting Shares (“Class A Shares”) and Class B Subordinate Voting Shares (“Class B Shares”) increases 40% from $0.025 to $0.035 per share.

➢	Telecommunications segment’s revenues up $38.4 million (5.3%); its adjusted operating income up $7.7 million (2.3%) despite the unfavourable impact of one-time items totalling $4.6 million. Videotron Ltd. (“Videotron”) grows its mobile telephony revenues by $27.7 million or 44.9% and its Internet access revenues by $13.4 million or 6.4%.

➢	Videotron’s average monthly revenue per user (“ARPU”) up $10.24 (8.4%) from $121.72 in first quarter 2014 to $131.96 in first quarter 2015, including a $6.01 (15.0%) increase for mobile telephony service, the strongest quarterly growth since the service was launched in 2010.

➢	Revenue-generating units[3]: net increase of 28,000 in first quarter 2015 compared with 17,700 in the same period of 2014. During the 12-month period ended March 31, 2015, the total number of revenue-generating units increased by 247,400 (4.7%), including increases of 139,600 subscriber connections to the mobile telephone service and 117,000 subscriptions to the over-the-top video service.

➢	On March 25, 2015, the Competition Bureau approved the sale of Quebecor Media’s English-language newspaper businesses in Canada. The transaction closed on April 13, 2015 for a total cash consideration of $305.5 million, consisting of the $316.0 million selling price less $10.5 million for customary adjustments and adjustments related to the sale of real estate properties by Sun Media Corporation.

➢	On April 12, 2015, TVA Group Inc. (“TVA Group”) closed the acquisition of 14 magazines, 3 websites and custom publishing contracts from Transcontinental Inc. (“Transcontinental”) for a cash consideration of $55.5 million. The transaction was approved by the Competition Bureau on March 2, 2015.

[1]	See “Adjusted operating income” under “Definitions.”
[2]	See “Adjusted income from continuing operations” under “Definitions.”
[3]	The sum of subscriptions to the cable television, cable Internet access and over-the-top video services, plus subscriber connections to the cable and mobile telephony services.

➢	On March 6, 2015, the Québec Court of Appeal ruled in favour of Videotron and TVA Group, and ordered Bell ExpressVu Limited Partnership (“Bell ExpressVu”), a subsidiary of Bell Canada, to pay them compensation totalling $135.9 million for having neglected to implement an appropriate security system to prevent piracy of the signals broadcast by its satellite television service between 1999 and 2005, thereby harming its competitors and broadcasters. Early in May 2015, Bell ExpressVu applied for leave to appeal the judgment to the Supreme Court of Canada. A decision on its application is pending.

“Quebecor grew its revenues by $50.8 million (5.7%) and its adjusted operating income by $4.3 million (1.3%) in the first quarter of 2015,” noted Pierre Dion, President and Chief Executive Officer of Quebecor. “Once again, the improvement was due to the excellent performance of the Telecommunications segment’s operations.

“During the first quarter, we closed the sale of our English-language newspaper businesses in Canada for a total cash consideration of $305.5 million. The sale scaled back our investment in the newspaper industry, in keeping with our strategy of refocusing our operations on our main growth businesses. We also pursued our revenue-diversification and consolidation strategy in our Media segment by closing the acquisition of magazines from Transcontinental.”

“In the first quarter of 2015, the Telecommunications segment generated strong returns once again,” commented Manon Brouillette, President and Chief Executive Officer of Videotron. “We increased our revenues by $38.4 million (5.3%). Our adjusted operating income was up $7.7 million (2.3%), despite the $4.6 million combined unfavourable impact of one-time items. These results were driven by, among other things, the solid performance of our mobile telephony and Internet access services.

“It is worth noting that the mobile telephony service’s ARPU increased by $6.01 per month (15.0%) in the first quarter of 2015, a historic high since the service was launched in 2010. This success stems from our optimal combination of plans, mobile content and devices on our ultra-powerful network, an LTE network that covers nearly 90% of Québec’s population and supports speeds of up to 150 Mbps. Videotron’s total ARPU for all services increased by $10.24 (8.4%) in the first quarter of 2015.

“Videotron increased its revenue-generating units by 247,400 over the 12-month period ended March 31, 2015. The mobile telephony service added 139,600 subscriber connections, including 29,300 in the first quarter of 2015, compared with 18,200 in the same period of 2014. The Club illico over-the-top video service, which still offers the largest selection of unlimited, on-demand French-language content in Canada, added 117,000 customers.”

On April 7, 2015, the Québec City amphitheatre officially became the Videotron Centre. Videotron is proud to associate its name and brands with the future Québec City icon. “The relationship between the Québec City arena and Videotron is a natural partnership which reflects our attachment to the city,” said Manon Brouillette. “Meanwhile, for the 10th consecutive year, Videotron was rated the most respected telecommunications provider in Québec by the Léger survey, and for the second consecutive year it was ranked the most influential telecommunications brand in Québec on the 2015 Ipsos-Infopresse index. We are very proud of these achievements.”

“Since the beginning of 2015, the Media segment has scored a string of mass-audience successes,” said Julie Tremblay, President and Chief Executive Officer of Media Group. “The sixth and final game of the Montréal Canadiens-Ottawa Senators playoff series, played on April 26, 2015, was seen by a record audience of 1,725,000 on the TVA Sports specialty channel, a 40.3% market share. Since TVA Sports began carrying National Hockey League hockey, its subscriber base has swelled to more than 2.0 million. In our variety programming, season 3 of La Voix on the TVA Network set new ratings records; the weekly galas have drawn an average of 2,787,000 viewers for an average 59% market share.

“In the growing digital media field, the journaldemontreal.com site saw a 72% increase in traffic on all platforms between July 2014 and February 2015, including a 142% increase on cell phones and tablets, compared with a 2% decline for its main rival’s platforms. The larger number of visits to the Journal de Montréal website was due in large part to heavier traffic from mobile devices. The print editions of Le Journal de Montréal, Le Journal de Québec and 24 heures are very strongly positioned in their respective markets and are read by nearly one out of two adults in the Montréal and Québec City metropolitan areas, according to the 2014 PMB and NADbank surveys.”

In the Sports and Entertainment segment, on April 2, 2015, Quebecor Media announced an 8-year strategic partnership with AEG Facilities, the world leader in sports and entertainment venue management. The AEG Live division will support the Sports and Entertainment segment in booking events, shows and tours for the Videotron Centre, which is slated to open officially on September 11, 2015. On April 28, 2015, the Sports and Entertainment segment and Labatt Breweries of Canada announced a partnership designating Labatt as the Videotron Centre’s official beer supplier.

Finally, the Videotron Centre’s program for its first month was unveiled in April and the first scheduled events, a preseason game between the Montréal Canadiens and the Pittsburgh Penguins, and a Metallica concert, are already sold out. Other events in September will include an opening gala, two Remparts de Québec hockey games, a Madonna concert, a show by Rock et Belles Oreilles, and a boxing card.

“We want to emphasize that the 40% increase in the quarterly dividend on Class A Shares and Class B Shares reflects confidence on the part of the Board of Directors and the management team in the Corporation’s future growth and solid financial position,” said Jean-François Pruneau, Senior Vice President and Chief Financial Officer of Quebecor. “It should also be noted that the Board will review the dividend policy annually on the basis of anticipated future cash flows.”

“In the first months of 2015, Quebecor continued focusing on implementation of its business plan in its growth sectors, including mobility, Internet services, business services and its new Sports and Entertainment segment,” said Pierre Dion. “It remains strongly positioned to achieve its development, growth and profitability objectives going forward.”

Table 1

Quebecor first quarter financial highlights, 2011 to 2015

(in millions of Canadian dollars, except per share data)

	2015	2014	2013[1]	2012[1]	2011[1]
Revenues	$948.6	$897.8	$877.3	$869.7	$797.1
Adjusted operating income	339.0	334.7	312.5	304.3	264.0
Income (loss) from continuing operations attributable to shareholders	27.1	37.5	(4.6)	69.3	26.2
Net income (loss) attributable to shareholders	29.4	39.1	(6.5)	71.4	33.2
Adjusted income from continuing operations	40.8	44.3	32.3	35.4	27.7
Per basic share:
Income (loss) from continuing operations attributable to shareholders	0.22	0.31	(0.04)	0.55	0.20
Net income (loss) attributable to shareholders	0.24	0.32	(0.05)	0.56	0.26
Adjusted income from continuing operations	0.33	0.36	0.26	0.28	0.22

[1]	The financial figures for 2011 to 2013 have been restated to reflect changes in accounting policy for the accounting of convertible debentures.

Discontinued operations

On April 13, 2015, Quebecor Media closed the sale of its English-language newspaper businesses in Canada – more than 170 newspapers and publications, the Canoe portal in English Canada, and 8 printing plants, including the Islington, Ontario plant – for a total cash consideration of $305.5 million, consisting of the selling price of $316.0 million less $10.5 million for the customary adjustments and adjustments related to real estate properties sold by Sun Media Corporation prior to closing. The transaction was approved by the Competition Bureau on March 25, 2015. On February 13, 2015, Quebecor Media announced the discontinuation of the operations of the English-language news and opinion specialty channel SUN News General Partnership. On September 2, 2014, Quebecor Media closed the sale of its Nurun Inc. (“Nurun”) subsidiary to Publicis Groupe for a cash consideration of $125.0 million, less disposed-of cash in the amount of $18.1 million. An amount of $8.2 million was also received in connection with certain adjustments as part of the transaction. The results of operations and cash flows related to those businesses, as well as the $41.5 million gain on the sale of Nurun in 2014, were reclassified as discontinued operations in the consolidated statements of income and cash flows.

2015/2014 first quarter comparison

Revenues: $948.6 million, an increase of $50.8 million (5.7%).

•	Revenues increased in Telecommunications ($38.4 million or 5.3% of segment revenues), Media ($15.4 million or 8.4%) and Sports and Entertainment ($3.7 million or 26.4%).

Adjusted operating income: $339.0 million, a $4.3 million (1.3%) increase.

•

Adjusted operating income increased in Telecommunications ($7.7 million or 2.3% of segment adjusted operating income). Favourable variances were recorded in Sports and Entertainment ($0.6 million) and Media ($0.3 million).

•	There was an unfavourable variance at Head Office (-$4.3 million), resulting mainly from the unfavourable variance in the stock option expense.

•

The change in the fair value of Quebecor Media stock options resulted in a $1.9 million favourable variance in the stock-based compensation charge in the first quarter of 2015 compared with the same period of 2014. The change in the fair value of Quebecor stock options and the impact of various transactions on the options issued under this program resulted in a $6.0 million unfavourable variance in the Corporation’s stock-based compensation charge in the first quarter of 2015.

Net income attributable to shareholders: $29.4 million ($0.24 per basic share) in the first quarter of 2015, compared with $39.1 million ($0.32 per basic share) in the same period of 2014, an unfavourable variance of $9.7 million ($0.08 per basic share).

•	The unfavourable variance was due primarily to:

•	$20.7 million increase in amortization charge;

•	$10.3 million unfavourable variance in the charge for restructuring of operations, impairment of assets and other special items;

•

$8.0 million unfavourable variance in losses and gains on valuation and translation of financial instruments, including the impact of a $9.0 million unfavourable variance in convertible debentures (without any tax consequences).

Partially offset by:

•	$20.4 million favourable variance in gains and losses on debt refinancing;

•	$6.3 million decrease in financial expenses;

•	$4.3 million increase in adjusted operating income.

Adjusted income from continuing operations: $40.8 million ($0.33 per basic share) in the first quarter of 2015, compared with $44.3 million ($0.36 per basic share) in the same period of 2014, a decrease of $3.5 million ($0.03 per basic share).

Financial transactions

•

On April 10, 2015, Videotron completed the redemption of all the 6.375% Senior Notes maturing on December 15, 2015, in the aggregate principal amount of US$175.0 million, at a redemption price equal to 100% of the principal amount, and unwound the related hedges in an asset position. The redemption notice was issued on March 11, 2015.

•

On March 20, 2015, TVA Group completed a rights offering whereby it received net proceeds totalling approximately $110.0 million from the issuance of 19,434,629 Class B Shares, non-voting, participating, without par value (“Class B Non-Voting Shares”) of TVA Group. Under the rights offering, Quebecor Media subscribed for 17,300,259 Class B Non-Voting Shares of TVA Group at a total cost of $97.9 million. As a result, its total interest in TVA Group’s equity increased from 51.5% to 68.4%.

Dividend

On May 6, 2015, the Board of Directors of Quebecor declared a quarterly dividend of $0.035 per share on its Class A Shares and Class B Shares, payable on June 16, 2015 to shareholders of record at the close of business on May 22, 2015. This dividend is designated to be an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Detailed financial information

For a detailed analysis of Quebecor’s first quarter 2015 results, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Corporation’s website at: <http://www.quebecor.com/en/quarterly_doc_quebecor_inc> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its first quarter 2015 results on May 7, 2015, at 4:30 p.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 62079#. A tape recording of the call will be available from May 7 to July 9, 2015 by dialling 1 877 293-8133, conference number 1178414, access code for participants 62079#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/content/conference-call>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), insurance risk, risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, risks associated with commodities and energy prices (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings available at <www.sedar.com> and <www.quebecor.com> including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2014.

The forward-looking statements in this press release reflect Quebecor’s expectations as of May 7, 2015, and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX:QBR.A) (TSX:QBR.B) is headquartered in Québec. It holds a 75.36% interest in Quebecor Media, which employs close to 11,300 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports people working with more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our website: www.quebecor.com

Follow us on Twitter: twitter.com/QuebecorMedia

Information:

Jean-François Pruneau	Martin Tremblay
Senior Vice President and Chief Financial Officer	Vice President, Public Affairs
Quebecor Inc. and Quebecor Media Inc.	Quebecor Media Inc.
jean-francois.pruneau@quebecor.com	martin.tremblay@quebecor.com
514 380-4144	514 380-1985

DEFINITIONS

Adjusted Operating Income

In its analysis of operating results, the Corporation defines adjusted operating income, as reconciled to net income under International Financial Reporting Standards (“IFRS”), as net income before depreciation and amortization, financial expenses, (loss) gain on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, gain (loss) on debt refinancing, income tax, and income from discontinued operations. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results, as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its segments.

Adjusted operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary. The Corporation’s definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 2 below provides a reconciliation of adjusted operating income to net income as disclosed in Quebecor’s condensed consolidated financial statements.

Table 2

Reconciliation of the adjusted operating income measure used in this press release to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2015	2014
Adjusted operating (loss) income:
Telecommunications	$343.3	$335.6
Media	(5.9)	(6.2)
Sports and Entertainment	(0.1)	(0.7)
Head Office	1.7	6.0

	339.0	334.7
Depreciation and amortization	(182.4)	(161.7)
Financial expenses	(87.8)	(94.1)
(Loss) gain on valuation and translation of financial instruments	(5.1)	2.9
Restructuring of operations, impairment of assets and other special items	(11.4)	(1.1)
Gain (loss) on debt refinancing	1.7	(18.7)
Income taxes	(19.7)	(16.3)
Income from discontinued operations	1.6	1.4

Net income	$35.9	$47.1

Adjusted Income from Continuing Operations

The Corporation defines adjusted income from continuing operations, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before (loss) gain on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, gain (loss) on debt refinancing, net of income tax related to adjustments and net income attributable to non-controlling interests related to adjustments, and before income from discontinued operations attributable to shareholders. Adjusted income from continuing operations, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operations to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of the financial results. Adjusted income from continuing operations is more representative for the purpose of forecasting income. The Corporation’s definition of adjusted income from continuing operations may not be identical to similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted income from continuing operations to the net income attributable to shareholders measure used in Quebecor’s condensed consolidated financial statements.

Table 3

Reconciliation of the adjusted income from continuing operations measure used in this press release to the net income attributable to shareholders measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2015	2014
Adjusted income from continuing operations	$40.8	$44.3
(Loss) gain on valuation and translation of financial instruments	(5.1)	2.9
Restructuring of operations, impairment of assets and other special items	(11.4)	(1.1)
Gain (loss) on debt refinancing	1.7	(18.7)
Income taxes related to adjustments[1]	(1.0)	7.3
Net income attributable to non-controlling interest related to adjustments	2.1	2.8
Discontinued operations	2.3	1.6

Net income attributable to shareholders	$29.4	$39.1

[1]	Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure monthly revenues from its cable television, Internet access, cable and mobile telephony and over-the-top video services, per average basic customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined revenues from its cable television, Internet access, cable and mobile telephony and over-the-top video services by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data) (unaudited)	Three months ended March 31
	2015	2014
Revenues	$948.6	$897.8
Employee costs	186.8	165.8
Purchase of goods and services	422.8	397.3
Depreciation and amortization	182.4	161.7
Financial expenses	87.8	94.1
Loss (gain) on valuation and translation of financial instruments	5.1	(2.9)
Restructuring of operations, impairment of assets and other special items	11.4	1.1
(Gain) loss on debt refinancing	(1.7)	18.7

Income before income taxes	54.0	62.0
Income taxes (recovery):
Current	36.3	6.2
Deferred	(16.6)	10.1

	19.7	16.3

Income from continuing operations	34.3	45.7
Income from discontinued operations	1.6	1.4

Net income	$35.9	$47.1

Income from continuing operations attributable to
Shareholders	$27.1	$37.5
Non-controlling interests	7.2	8.2

Net income attributable to
Shareholders	$29.4	$39.1
Non-controlling interests	6.5	8.0

Earnings per share attributable to shareholders
Basic:
From continuing operations	$0.22	$0.31
From discontinued operations	0.02	0.01
Net income	0.24	0.32
Diluted:
From continuing operations	0.22	0.28
From discontinued operations	0.02	0.01
Net income	0.24	0.29

Weighted average number of shares outstanding (in millions)	122.9	123.1
Weighted average number of diluted shares (in millions)	123.2	144.2

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)	Three months ended March 31
	2015	2014
Income from continuing operations	$34.3	$45.7

Other comprehensive loss from continuing operations:
Items that may be reclassified to income:
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments	7.3	(11.6)
Deferred income taxes	(22.4)	(7.7)
Reclassification to income:
Gain related to cash flow hedges	(1.8)	(10.8)
Deferred income taxes	0.4	0.4

	(16.5)	(29.7)

Comprehensive income from continuing operations	17.8	16.0
Income from discontinued operations	1.6	1.4
Other comprehensive income from discontinued operations	—	1.9

Comprehensive income	$19.4	$19.3

Comprehensive income from continuing operations attributable to
Shareholders	$14.8	$15.1
Non-controlling interests	3.0	0.9

Comprehensive income attributable to
Shareholders	$17.2	$18.1
Non-controlling interests	2.2	1.2

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars)
(unaudited)
	Three months ended March 31, 2015
	Telecommu- nications	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$762.5	$199.5	$17.7	$(31.1)	$948.6

Employee costs	98.2	76.0	3.4	9.2	186.8
Purchase of goods and services	321.0	129.4	14.4	(42.0)	422.8

Adjusted operating income[1]	343.3	(5.9)	(0.1)	1.7	339.0

Depreciation and amortization					182.4
Financial expenses					87.8
Loss on valuation and translation of financial instruments					5.1
Restructuring of operations, impairment of assets and other special items					11.4
Gain on debt refinancing					(1.7)

Income before income taxes					$54.0

Additions to property, plant and equipment	$161.6	$7.1	$1.1	$—	$169.8
Additions to intangible assets	24.9	1.7	0.1	0.6	27.3

	Three months ended March 31, 2014
	Telecommu- nications	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$724.1	$184.1	$14.0	$(24.4)	$897.8

Employee costs	93.0	65.5	2.3	5.0	165.8
Purchase of goods and services	295.5	124.8	12.4	(35.4)	397.3

Adjusted operating income[1]	335.6	(6.2)	(0.7)	6.0	334.7

Depreciation and amortization					161.7
Financial expenses					94.1
Gain on valuation and translation of financial instruments					(2.9)
Restructuring of operations, impairment of assets and other special items					1.1
Loss on debt refinancing					18.7

Income before income taxes					$62.0

Additions to property, plant and equipment	$143.3	$9.2	$1.9	$—	$154.4
Additions to intangible assets	68.9	1.9	—	0.3	71.1

[1]

The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, (gain) loss on debt refinancing, income taxes and income from discontinued operations.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders				Equity attributable to non- controlling interests	Total equity
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other com- prehensive income (loss)
Balance as of December 31, 2013	$328.9	$2.3	$291.4	$(23.1)	$595.9	$1,195.4
Net income	—	—	39.1	—	8.0	47.1
Other comprehensive loss	—	—	—	(21.0)	(6.8)	(27.8)
Repurchase of Class B Shares	(1.1)	—	(6.1)	—	—	(7.2)
Non-controlling interests acquisition	—	—	(0.1)	—	0.1	—
Dividends	—	—	(3.1)	—	(6.3)	(9.4)

Balance as of March 31, 2014	327.8	2.3	321.2	(44.1)	590.9	1,198.1
Net loss	—	—	(69.2)	—	(2.3)	(71.5)
Other comprehensive loss	—	—	—	(20.3)	(10.7)	(31.0)
Repurchase of Class B Shares	(0.6)	—	(3.9)	—	—	(4.5)
Non-controlling interests acquisition	—	—	—	—	(0.1)	(0.1)
Dividends	—	—	(9.2)	—	(18.5)	(27.7)

Balance as of December 31, 2014	327.2	2.3	238.9	(64.4)	559.3	1,063.3
Net income	—	—	29.4	—	6.5	35.9
Other comprehensive loss	—	—	—	(12.2)	(4.3)	(16.5)
Issuance of shares of a subsidiary to non-controlling interests	—	—	—	—	12.1	12.1
Non-controlling interests acquisition	—	—	14.1	—	(14.1)	—
Dividends	—	—	(3.1)	—	(6.2)	(9.3)

Balance as of March 31, 2015	$327.2	$2.3	$279.3	$(76.6)	$553.3	$1,085.5

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars) (unaudited)	Three months ended March 31
	2015	2014
Cash flows related to operating activities
Income from continuing operations	$34.3	$45.7
Adjustments for:
Depreciation of property, plant and equipment	148.8	131.0
Amortization of intangible assets	33.6	30.7
Loss (gain) on valuation and translation of financial instruments	5.1	(2.9)
Impairment of assets	7.0	—
(Gain) loss on debt refinancing	(1.7)	18.7
Amortization of financing costs and long-term debt discount	2.0	3.0
Deferred income taxes	(16.6)	10.1
Other	2.0	2.0

	214.5	238.3
Net change in non-cash balances related to operating activities	(82.9)	(83.7)

Cash flows provided by continuing operating activities	131.6	154.6

Cash flows related to investing activities
Business acquisitions	(35.5)	(0.6)
Additions to property, plant and equipment	(169.8)	(154.4)
Additions to intangible assets	(27.3)	(71.1)
Proceeds from disposals of assets	0.3	0.8
Other	0.2	—

Cash flows used in continuing investing activities	(232.1)	(225.3)

Cash flows related to financing activities
Net change in bank indebtedness	(3.9)	36.7
Net change under revolving facilities	(12.6)	77.9
Repayments of long-term debt	(6.5)	(6.4)
Settlement of hedging contracts	(0.1)	(116.0)
Issuance of shares of a subsidiary to non-controlling interests	12.1	—
Repurchase of Class B Shares	—	(7.2)
Dividends paid to non-controlling shareholders	(6.2)	(6.3)

Cash flows used in continuing financing activities	(17.2)	(21.3)

Net change in cash and cash equivalents from continuing operations	(117.7)	(92.0)
Cash flows (used in) provided by discontinued operations	(5.6)	20.9
Cash and cash equivalents at beginning of period	395.3	476.6

Cash and cash equivalents at end of period	$272.0	$405.5

Cash and cash equivalents consist of
Cash	$166.8	$139.9
Cash equivalents	105.2	265.6

	$272.0	$405.5

Interest and taxes reflected as operating activities
Cash interest payments	$31.0	$29.6
Cash income tax payments (net of refunds)	66.8	67.5

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	March 31 2015	December 31 2014
Assets
Current assets
Cash and cash equivalents	$272.0	$395.3
Accounts receivable	424.0	449.4
Income taxes	8.7	6.7
Inventories	228.7	212.2
Prepaid expenses	60.7	38.0
Derivative financial instruments	17.3	—
Assets held for sale	380.1	398.1

	1,391.5	1,499.7
Non-current assets
Property, plant and equipment	3,407.4	3,430.4
Intangible assets	937.7	945.8
Goodwill	2,737.4	2,714.6
Derivative financial instruments	714.0	400.9
Deferred income taxes	9.3	7.8
Other assets	90.5	79.3

	7,896.3	7,578.8

Total assets	$9,287.8	$9,078.5

Liabilities and equity
Current liabilities
Bank indebtedness	$1.3	$5.2
Accounts payable and accrued charges	573.8	650.2
Provisions	59.4	56.7
Deferred revenue	287.0	283.0
Income taxes	53.5	85.5
Derivative financial instruments	—	0.9
Current portion of long-term debt	244.5	230.1
Liabilities held for sale	79.2	97.9

	1,298.7	1,409.5
Non-current liabilities
Long-term debt	5,313.6	5,048.2
Derivative financial instruments	126.8	101.9
Convertible debentures	500.0	500.0
Other liabilities	426.5	426.8
Deferred income taxes	536.7	528.8

	6,903.6	6,605.7
Equity
Capital stock	327.2	327.2
Contributed surplus	2.3	2.3
Retained earnings	279.3	238.9
Accumulated other comprehensive loss	(76.6)	(64.4)

Equity attributable to shareholders	532.2	504.0
Non-controlling interests	553.3	559.3

	1,085.5	1,063.3

Total liabilities and equity	$9,287.8	$9,078.5

Supplementary Disclosure

Quarter / 3-Month Period

Ended March 31, 2015

For additional information, please contact

Jean-François Pruneau, Senior Vice President and Chief Financial Officer,

at 514 380-4144, Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

March 31, 2015

Net Income Attributable to Shareholders

	1st Quarter		YTD
	2015	2014	2015	2014
Net income per share (basic)	$0.24	$0.32	$0.24	$0.32

Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.33	$0.36	$0.33	$0.36

Reconciliation of earnings per share
	1st Quarter		YTD
	2015	2014	2015	2014
Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.33	$0.36	$0.33	$0.36
Other adjusments[1]:
Unusual items	(0.04)	(0.07)	(0.04)	(0.07)
(Loss) gain on valuation and translation of financial instruments	(0.07)	0.02	(0.07)	0.02
Discontinued operations	0.02	0.01	0.02	0.01

Total	(0.09)	(0.04)	(0.09)	(0.04)

Reported net income per share (basic)	$0.24	$0.32	$0.24	$0.32

[1]	After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

March 31, 2015

Debt

(all amounts in millions of Canadian dollars)
Quebecor Inc.
Revolving credit facility due in 2016 (availability: $150)		$31.0
Mortgage loan due in 2017		32.6

		$63.6

Quebecor Media Inc.
Revolving credit facility due in 2017 (availability: $300)		$—
Export financing due in 2015		5.3
Term Loan B due in 2020		432.7
7 3/8% Senior Notes due in 2021		325.0
5 3/4% Senior Notes due in 2023		1,071.0
6 5/8% Senior Notes due in 2023		500.0

		2,334.0

Videotron Ltd.
Revolving credit facility due in 2018 (availability: $575)		—
Export Financing due in 2018		37.5
6 3/8% Senior Notes due in 2015		221.7
9 1/8% Senior Notes due in 2018		94.4
7 1/8% Senior Notes due in 2020		300.0
6 7/8% Senior Notes due in 2021		300.0
5% Senior Notes due in 2022		1,013.3
5 3/8% Senior Notes due in 2024		759.9
5 5/8% Senior Notes due in 2025		400.0

		3,126.8

TVA Group Inc.
Revolving credit facility due in 2019 (availability: $150)		0.2
Term Loan due in 2019		74.8

		75.0

Other debt		0.7

Total Quebecor Media Inc.		$5,536.5

TOTAL LONG TERM DEBT		$5,600.1

Bank indebtedness – QI		1.3
Bank indebtedness – QMI		—
Exchangeable debentures – QI		2.1
Convertible debentures (cost if settled in cash at maturity) – QI 1		704.0
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) – QI [2]		—
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) – QMI [2]		(632.7)

Cash and cash equivalents :
Quebecor Inc.		—
Quebecor Media Inc.		272.0
Videotron Ltd.	$211.3
Other 100% owned subsidiaries	39.8
TVA Group Inc.	20.9

		$272.0

[1]

Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on March 31, 2015, subject to a floor price of $19.25 and a ceiling price of $24.0625.

[2]	Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.’s balance sheets.

TELECOMMUNICATIONS

Supplementary Disclosure

March 31, 2015

Operating Results

	2015	2014
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Homes Passed (‘000)	2,783.8	2,777.3	2,767.1	2,759.6	2,750.2
Basic Subscribers (‘000)	1,770.6	1,782.2	1,796.3	1,794.0	1,811.2
Basic Penetration	63.6%	64.2%	64.9%	65.0%	65.9%
Digital Set-Top Boxes (‘000)	2,632.3	2,610.9	2,556.7	2,516.7	2,508.5
Digital Subscribers (‘000)	1,555.5	1,553.6	1,544.9	1,525.7	1,528.7
Digital Penetration	87.9%	87.2%	86.0%	85.0%	84.4%
Cable Internet Subscribers (‘000) [1]	1,543.1	1,537.5	1,533.8	1,510.4	1,510.2
Cable Internet Penetration [1]	87.2%	86.3%	85.4%	84.2%	83.4%
Cable Telephony Lines (‘000) [1]	1,344.6	1,349.0	1,356.0	1,344.0	1,346.1
Cable Telephony Penetration [1]	75.9%	75.7%	75.5%	74.9%	74.3%
Mobile Telephony Lines (‘000) [1]	662.1	632.8	590.4	552.3	522.5
Over-the-Top Video Subscribers (‘000) [1]	186.8	177.7	143.7	94.2	69.8
Revenue Generating Units (‘000) [2]	5,507.2	5,479.2	5,420.2	5,294.9	5,259.8

	1st Quarter			YTD
	2015	2014	VAR	2015	2014	VAR
(in millions)
Revenues
Cable Television	$267.3	$272.8	-2.0%	$267.3	$272.8	-2.0%
Internet	223.6	210.2	6.4%	223.6	210.2	6.4%
Cable Telephony	117.9	117.9	0.0%	117.9	117.9	0.0%
Mobile Telephony	89.4	61.7	44.9%	89.4	61.7	44.9%
Business Solutions	16.6	16.7	-0.6%	16.6	16.7	-0.6%
Other	17.0	13.4	26.9%	17.0	13.4	26.9%

Videotron	731.8	692.7	5.6%	731.8	692.7	5.6%

Retail and Eliminations	30.7	31.4	-2.2%	30.7	31.4	-2.2%

Total Telecommunications Revenues	$762.5	$724.1	5.3%	$762.5	$724.1	5.3%

EBITDA
Videotron	$342.6	$334.6	2.4%	$342.6	$334.6	2.4%
Retail	0.7	1.0	-30.0%	0.7	1.0	-30.0%

Total Telecommunications EBITDA	$343.3	$335.6	2.3%	$343.3	$335.6	2.3%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$60.8	$45.8		$60.8	$45.8
Scalable Infrastructure	58.0	46.9		58.0	46.9
Line Extensions	11.6	12.0		11.6	12.0
Upgrade / Rebuild	19.9	16.7		19.9	16.7
Support Capital and Other	36.2	90.8		36.2	90.8

Total Telecommunications	$186.5	$212.2	-12.1%	$186.5	$212.2	-12.1%

Cable Television ARPU	$50.14	$49.98		$50.14	$49.98
Total ARPU	$131.96	$121.72		$131.96	$121.72
Mobile Telephony Acquisition Costs	$497	$470

[1]	Customer statistics have been restated for 2014 to reflect certain adjustments to product definitions.
[2]

Revenue generating units are the sum of subscriptions to the cable television, cable Internet access and over-the-top video services, plus subscriber connections to the cable and mobile telephony services.

MEDIA

Supplementary Disclosure

March 31, 2015

Operating Results

	1st Quarter			YTD
	2015	2014	VAR	2015	2014	VAR
Lineage (‘000)
Paid Urban Dailies	7,464	8,005	-6.8%	7,464	8,005	-6.8%

(in millions)
Revenues
Advertising	$29.2	$32.2	-9.3%	$29.2	$32.2	-9.3%
Circulation	10.2	10.5	-2.9%	10.2	10.5	-2.9%
Digital	2.7	3.1	-12.9%	2.7	3.1	-12.9%
Other	13.4	16.2	-17.3%	13.4	16.2	-17.3%

Newspaper Publishing Revenues	55.5	62.0	-10.5%	55.5	62.0	-10.5%

Advertising	64.6	61.7	4.7%	64.6	61.7	4.7%
Subscription	27.5	15.4	78.6%	27.5	15.4	78.6%
Other	12.9	13.8	-6.5%	12.9	13.8	-6.5%

Broadcasting Revenues	105.0	90.9	15.5%	105.0	90.9	15.5%

Other [1]	39.0	31.2	25.0%	39.0	31.2	25.0%

Total Media Revenues	$199.5	$184.1	8.4%	$199.5	$184.1	8.4%

Urban Dailies	$41.2	$44.3	-7.0%	$41.2	$44.3	-7.0%
Portals	1.1	1.8	-38.9%	1.1	1.8	-38.9%
Other	13.2	15.9	-17.0%	13.2	15.9	-17.0%

Newspaper Publishing Revenues	$55.5	$62.0	-10.5%	$55.5	$62.0	-10.5%

EBITDA
Newspaper Publishing	$3.8	$2.7	40.7%	$3.8	$2.7	40.7%
Broadcasting	(8.5)	(8.2)	3.7%	(8.5)	(8.2)	3.7%
Other	(1.2)	(0.7)	71.4%	(1.2)	(0.7)	71.4%

Total Media EBITDA	($5.9)	($6.2)	-4.8%	($5.9)	($6.2)	-4.8%

[1]

Includes the publishing and distribution of books and magazines, the operation of an out-of-home advertising business and the operation of studio, soundstage and equipment leasing and post-production services for the film and television industries.

QUEBECOR INC.

Supplementary Disclosure

March 31, 2015

Shares Held in Subsidiaries

	Number of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	77,812,366	75.4%	75.4%

Shares held by Quebecor Media Inc.

TVA Group Inc.	29,539,364	68.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

March 31, 2015

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the first quarter of 2015, please refer to the Management Discussion and Analysis and Consolidated Financial Statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted income from continuing operations, cash flows from segment operations, free cash flows from continuing operating activities of the Quebecor Media subsidiary, and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the first quarter of 2015 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ Dominique Poulin-Gouin
Dominique Poulin-Gouin Assistant Secretary

Date: May 11, 2015